Exhibit 99.1

Lanvin Group Plans to Announce 2022 Full-Year Preliminary Revenue Results on February 17, 2023; Announces Management Change

January 31, 2023 – Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group, today announced that it will report its unaudited full-year 2022 preliminary revenue results and discuss the outlook for 2023 on Friday, February 17, 2023. The Group will also host a conference call and accompanying webcast beginning at 8:00 AM Eastern Standard Time / 9:00 PM China Standard Time that same day to discuss the results and recent developments.

The conference call will be webcast live on the Group’s Investor Relations website at https://ir.lanvin-group.com. Management will refer to a slide presentation during the event which will be made available shortly before the call through a link on the Investor Relations website. Additionally, a registration link will be provided on the website one week prior to the event. A replay of the event will be available from the same website address after the live webcast concludes.

The Group also announced a management change. Mr. Shang Koo has informed the Board of his decision to resign as Chief Financial Officer (“CFO”). Mr. David Chan, the Group’s Executive President, will serve as interim CFO while the Group undertakes a search for Mr. Koo’s replacement.

“For our first financial announcement as a newly listed company, we look forward to providing an early understanding of last year’s revenues, ahead of the release of our final audited 2022 financial results in April,” said Ms. Joann Cheng, Chairman and CEO of Lanvin Group. “I would also like to express my sincere gratitude to Shang for his contribution to Lanvin Group, particularly during the Group’s listing process. We wish him every success in his future endeavors.”

Mr. Chan will retain his position as Executive President of Lanvin Group, overseeing the Group’s activities including mergers and acquisitions, brand operations, vision and strategy, recruitment of key personnel, and management of key success factors and guidelines for the portfolio brands. Mr. Chan currently serves as the Chairman of Wolford’s Supervisory Board, and as a board member of Lanvin, Sergio Rossi, St. John and Caruso.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

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